

December 6, 2013

Via E-mail
Mr. Abbas Salih
Chief Executive Officer
Strategic Internet Investments Incorporated
24 First Avenue, P.O. Box 918
Kalispell, MT 59903

> **Re:** **Strategic Internet Investments Incorporated**
> **Item 4.01 Form 8-K**
> **Filed November 29, 2013**
> **File No. 033-28188**

Dear Mr. Salih:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed November 29, 2013

Item 4.01 Change in Registrant's Certifying Accountant

1.   You currently disclose that there have been no disagreements with your former accountant during the two most recent fiscal years as well as the subsequent interim period up to June 30, 2013. Please amend your filing to state, if true, that there have been no disagreements with your former accountant during these two most recent fiscal years through the interim period from the date of the last audited financial statements to November 27, 2013, the date of resignation. See Item 304(a)(1)(iv) of Regulation S-K.

2.   Obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Sincerely,

/s/ Melissa Kindelan

Melissa Kindelan
Staff Accountant